EXHIBIT 99.1

Loncor Resources Moves to Toronto Stock Exchange

Toronto, Canada April 25, 2013 - Loncor Resources Inc. (the "Company" or "Loncor") (TSX-V: "LN", NYSE MKT: "LON") is pleased to announce that its common shares will begin trading on the Toronto Stock Exchange (“TSX”) under the symbol “LN” effective Friday April 26, 2013 and will be delisted from the TSX Venture Exchange (“TSX-V”) at the same time.  Loncor began trading on the TSX-V in December 2008 and has been listed on NYSE-MKT (formerly the AMEX market) under the trading symbol “LON” since April 2011. The Company has 73,439,732 common shares issued and outstanding.

“Moving from the Venture exchange to the TSX main exchange represents a significant milestone in Loncor’s evolution and development as a Canadian resource company,” commented CEO Peter Cowley. “While the Venture exchange provided an excellent place from which to launch an exploration company, we envision that the TSX listing will increase the liquidity of the Company's common shares and provide greater access to capital."

Loncor Resources is a Canadian gold exploration company focused on two key projects in the Democratic Republic of the Congo ("DRC") – the Ngayu and North Kivu projects. The Company has exclusive gold rights to an area covering 2,087 sq km of the Ngayu Archaean greenstone belt in Orientale province in the northeast portion of the DRC. Loncor also owns or controls 53 exploration permits in North Kivu province located west of the city of Butembo. Both areas have historic gold production. At its Makapela project, Loncor has an Indicated Mineral Resource of 0.61 million ounces gold (2.20 million tonnes grading at 8.66 g/t Au) and on Inferred Mineral Resource of 0.55 million ounces gold (3.22 million tonnes grading at 5.30 g/t Au). Led by a team of senior exploration professionals with extensive African experience, Loncor’s strategy includes an aggressive drilling program to follow up on initial known targets as well as covering the entire greenstone belt with regional geochemical and geophysical surveys.  Additional information with respect to the Company's projects can be found on the Company's web site at www.loncor.com.

Peter Cowley, President and CEO of Loncor, is the “Qualified Person” (as such term is defined in National Instrument 43-101) who approved the contents of this press release. Additional information with respect to the Company's Ngayu Gold Project is contained in the technical report prepared by Venmyn Rand (Pty) Ltd, dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-Looking Information: This press release contains forward-looking information. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates and the Company’s plans and objectives) are forward-looking information. This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.

Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's properties, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the DRC, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurance can be given that the indicated levels of gold will be produced), the uncertainties involved in interpreting exploration results and other geological data and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s annual report on Form 20-F dated March 28, 2013 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov . Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please visit our website at www.loncor.com or contact: Peter N. Cowley, President and Chief Executive Officer, Telephone: + 44 (0) 790 454 0856; or Arnold T. Kondrat, Executive Vice President, or Naomi Nemeth, Investor Relations, Telephone: (416) 366-9189 or 1 (800) 714-7938, Ext 2802.